FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2005

Commission File Number: 0-29452

RADCOM LTD.
(Translation of Registrant’s Name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☒ Form:40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ______ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

THE FINANCIAL STATEMENTS ATTACHED TO THIS FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO RADCOM LTD.’S (“RADCOM”) REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-13244, 333-13246, 333-13248, 333-13250, 333-13254, 333-13252, 333-13236, 333-111931), AND ON FORM F-3 (REGISTRATION STATEMENT NO. 333-115475), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This report on Form 6-K of Radcom consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: RADCOM REPORTS FINANCIAL RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2004. Dated January 26, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        Radcom Ltd.
                        (Registrant)

Dated: February 2, 2005     By:  /s/ David Zigdon
                  David Zigdon
                  Chief Financial Officer

EXHIBIT INDEX

Exhibit Number              Description of Exhibit

10.1	Press Release: RADCOM REPORTS FINANCIAL RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2004. Dated January 26, 2005.